SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               For 10 October 2006


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




Bank of Ireland announces appointment of Deputy Governor and Senior Independent Director


Bank of Ireland today (10th October) announces the appointments of George Magan as Deputy Governor and Caroline Marland as Senior Independent Director. Both appointments are with immediate effect.

George Magan joined the Court in 2003 and was appointed Senior Independent Director in July 2005. He is a Partner in Rhone Group, a private equity company headquartered in New York and Chairman of Morgan Shipley, an investment banking company based in Dubai. He is also a former director of Morgan Grenfell and former Chairman of J.O. Hambro Magan, NatWest Markets Corporate Finance and Hawkpoint Partners Limited.

Caroline Marland joined the Court in 2001. She is a director of Virgin Mobile Holdings (UK) plc., and is former Managing Director of Guardian Newspapers, a former member of the main board of directors of the Institute of Directors in the UK and a former director of Burberry Group plc and Arcadia Group plc.


ENDS

10 October 2006

Contact:
Dan Loughrey, Head of Group Corporate Communication 00 353 1 604 3833 Geraldine Deighan, Head of Group Investor Relations 00 353 1 604 3501


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 10 October 2006